Exhibit 16.1

[Letterhead of Grant Thornton LLP]

June 8, 2004

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Re:                               Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan File No. 0-8707

Dear Sir or Madam:

We have read Item 4 of the Form 8-K of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan dated May 27, 2004, and agree with the statements concerning our Firm contained therein, however, we have no basis to agree or disagree with the statements regarding actions taken on May 27, 2004, by the Administration Committee of the Board of Directors of Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan, included in the first paragraph of Item 4, or statements related to Tanner & Co. contained in the first and fifth paragraphs of Item 4.

Very truly yours,

/s/ Grant Thornton LLP